UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

On March 2, 2020, Aspen Insurance Holdings Limited (“Aspen”) issued a press release announcing that certain subsidiaries of Aspen have entered into an adverse development cover reinsurance agreement with a subsidiary of Enstar Group Limited, pursuant to which Enstar's subsidiary will reinsure losses incurred on or prior to December 31, 2019 on a diversified mix of property, liability and specialty lines. Enstar's subsidiary will provide $770 million of cover in excess of $3.805 billion retention, and an additional $250 million of cover in excess above $4.815 billion.

Completion of the transaction is subject to regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first half of 2020.

The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

EXHIBIT INDEX
Exhibit
99.1        Press Release dated March 2, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: March 2, 2020	By:	/s/ Scott Kirk
	Name:	Scott Kirk
	Title:	Chief Financial Officer